EXHIBIT 77Q1b

FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND INCORPORATED

(the "Fund")

Change in the Percentage of Foreign Securities

The Fund may invest up to 30% of its total assets in the securities, other than money market securities, of companies organized or having their principal place of business outside the United States. All foreign securities held by the Fund will be denominated in U.S. dollars. The percentage limitation was raised from 10% by the Fund's Board of Directors at its regular board meeting on April 23, 2004.